UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and our unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2017 (our “2017 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on April 2, 2018. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues
Contract drilling	$56,673	$82,110	$205,306	$254,692
Costs and expenses
Operating expenses	(44,234)	(58,925)	(164,556)	(184,361)
General and administrative expenses	(10,947)	(22,076)	(41,032)	(64,686)
Depreciation expense	(70,125)	(69,561)	(210,115)	(209,055)
	(125,306)	(150,562)	(415,703)	(458,102)
Operating loss	(68,633)	(68,452)	(210,397)	(203,410)
Other income (expense)
Interest expense	(45,446)	(51,146)	(77,586)	(151,545)
Write-off of deferred financing costs	—	(30,846)	—	(30,846)
Reorganization items	(30,599)	—	(56,108)	—
Other income (expense)	96	(5,307)	466	(5,540)
Loss before income taxes	(144,582)	(155,751)	(343,625)	(391,341)
Income tax expense	(201)	(1,770)	(953)	(4,093)
Net loss	$(144,783)	$(157,521)	$(344,578)	$(395,434)
Loss per common share, basic (Note 6)	$(6.78)	$(7.38)	$(16.13)	$(18.56)
Weighted-average number of common shares, basic (Note 6)	21,368	21,332	21,357	21,308
Loss per common share, diluted (Note 6)	$(6.78)	$(7.38)	$(16.13)	$(18.56)
Weighted-average number of common shares, diluted (Note 6)	21,368	21,332	21,357	21,308

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Net loss	$(144,783)	$(157,521)	$(344,578)	$(395,434)
Other comprehensive income:
Unrealized loss on available-for-sale securities	—	—	—	(485)
Reclassification adjustment for other-than-temporary impairment on available-for-sale securities realized in net income	—	485	—	485
Unrecognized loss on derivative instruments	—	(129)	—	(674)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 9)	192	1,411	578	4,703
Total other comprehensive income	192	1,767	578	4,029
Total comprehensive loss	$(144,591)	$(155,754)	$(344,000)	$(391,405)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	September 30,	December 31,
	2018	2017
Assets:
Cash and cash equivalents	$199,459	$308,948
Restricted cash	1,032,691	8,500
Accounts receivable, net	34,977	40,909
Materials and supplies	84,299	87,332
Deferred costs, current	11,623	14,892
Prepaid expenses and other current assets	10,214	14,774
Total current assets	1,373,263	475,355
Property and equipment, net	4,456,043	4,652,001
Long-term receivable	202,575	202,575
Other assets	26,742	33,030
Total assets	$6,058,623	$5,362,961
Liabilities and shareholders’ equity:
Accounts payable	$14,937	$11,959
Accrued expenses	56,187	36,174
Debtor-in-possession financing	50,000	—
Accrued interest	32,534	6,088
Deferred revenue, current	19,136	23,966
Total current liabilities	172,794	78,187
Long-term debt	961,091	—
Deferred revenue	—	12,973
Other long-term liabilities	30,494	32,323
Total liabilities not subject to compromise	1,164,379	123,483
Liabilities subject to compromise	3,084,836	3,087,677
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,368 and 21,339 shares outstanding as of September 30, 2018 and December 31, 2017, respectively	214	213
Additional paid-in capital	2,368,070	2,366,464
Accumulated other comprehensive loss	(13,915)	(14,493)
Accumulated deficit	(544,961)	(200,383)
Total shareholders’ equity	1,809,408	2,151,801
Total liabilities and shareholders’ equity	$6,058,623	$5,362,961

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands) (unaudited)

						Accumulated
			Additional			Other		Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Deficit	Equity
Balance at December 31, 2017	21,339	$213	$2,366,464	1,212	$—	$(14,493)	$(200,383)	$2,151,801
Shares issued under share-based compensation plan	29	1	(5)	(29)	—	—	—	(4)
Share-based compensation	—	—	1,611	—	—	—	—	1,611
Other comprehensive income	—	—	—	—	—	578	—	578
Net loss	—	—	—	—	—	—	(344,578)	(344,578)
Balance at September 30, 2018	21,368	$214	$2,368,070	1,183	$—	$(13,915)	$(544,961)	$1,809,408

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flow from operating activities:
Net loss	$(344,578)	$(395,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	210,115	209,055
Amortization of deferred revenue	(17,322)	(41,684)
Amortization of deferred costs	12,237	8,609
Amortization of deferred financing costs	—	24,889
Amortization of debt discount	—	940
Interest paid-in-kind	456	—
Write-off of deferred financing costs	—	30,846
Deferred income taxes	(3,069)	(88)
Share-based compensation expense	1,611	6,038
Other-than-temporary impairment of available-for-sale securities	—	6,147
Reorganization items	22,270	—
Changes in operating assets and liabilities:
Accounts receivable	5,932	58,261
Materials and supplies	3,033	4,188
Prepaid expenses and other assets	6,292	(10,130)
Accounts payable and accrued expenses	10,712	17,742
Deferred revenue	(481)	2,724
Net cash used in operating activities	(92,792)	(77,897)
Cash flow from investing activities:
Capital expenditures	(15,080)	(32,762)
Purchase of available-for-sale securities	—	(6,000)
Net cash used in investing activities	(15,080)	(38,762)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(4)	(199)
Proceeds from debtor-in-possession financing	50,000	—
Proceeds from long-term debt	1,000,000	—
Payments on long-term debt	—	(146,473)
Payments for financing costs	(27,422)	(4,530)
Net cash provided by (used in) financing activities	1,022,574	(151,202)
Net increase (decrease) in cash and cash equivalents	914,702	(267,861)
Cash, cash equivalents and restricted cash, beginning of period	317,448	626,168
Cash, cash equivalents and restricted cash, end of period	$1,232,150	$358,307

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our fleet to drill wells for our clients.

Note 2 — Chapter 11 Proceedings and Emergence

By order entered on November 2, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) confirmed the Company’s Modified Fourth Amended Joint Plan of  Reorganization, dated October 31, 2018 (the “Plan”) that had been filed with the Bankruptcy Court in connection with the filing by the Company and certain of its subsidiaries (the “Initial Debtors”) of petitions (the “Bankruptcy Petitions”) on November 12, 2017 (the “Petition Date”) with the Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On November 19, 2018 (the “Plan Effective Date”), the Company and the Initial Debtors other than the Zonda Debtors (described below) (the “Debtors”) emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. (“SHI”) related to the Pacific Zonda, Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (collectively, the “Zonda Debtors”), intend to file a separate plan of reorganization and are not Debtors under the Plan.

During the bankruptcy proceedings, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code. The Company has been operating in the ordinary course of business pursuant to motions filed by the Debtors and granted by the Bankruptcy Court.

Upon emergence of the Company from bankruptcy on November 19, 2018 in accordance with the Plan:

•	The Company’s pre-petition revolving credit facility and senior secured credit facility and post-petition debtor-in-possession financing were repaid in full;
•	Holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes received an aggregate of 24,416,442 common shares (or, approximately 32.6% of the outstanding shares) in exchange for their claims;
•

The Company issued an aggregate of 44,174,136 common shares (or, approximately 58.9% of the outstanding shares) to holders of Term Loan B notes, 2017 Notes and 2020 Notes who subscribed in the Company’s $460.0 million equity rights offering;

•	The Company issued 3,841,229 common shares (or, approximately 5.1% of the outstanding shares) to Quantum Pacific Gibraltar Ltd (“QP”) in a $40.0 million private placement;
•

The Company issued 2,566,056 common shares (or approximately 3.4% of the outstanding shares) to members of an ad hoc group of holders of the Term Loan B notes, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) in payment of their fee for backstopping the equity rights offering;

•

The Company issued approximately 7.5 million common shares to Pacific Drilling Administrator Limited, a wholly owned subsidiary of the Company that is expected to serve as administrator of the management incentive plan to be adopted by the Board, and which shares are reserved for issuance under the management incentive plan;

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

•

Existing holders of the Company’s common shares received no recovery and were diluted by the issuances of common shares under the Plan such that they hold in the aggregate less than 0.003% of the Company’s common shares outstanding upon emergence from bankruptcy; and

•	The undisputed claims of other unsecured creditors such as customers, employees and vendors, will be paid in full in the ordinary course of business.

As a result of the issuances of common shares described above, the Company had issued and outstanding on the Plan Effective Date approximately 75.0 million common shares, and approximately 7.5 million shares are reserved for issuance pursuant to management incentive plans.

In addition, pursuant to the Plan, on September 26, 2018 bankruptcy-remote subsidiaries of the Company issued, and on November 19, 2018 such subsidiaries merged with the Company and the Company assumed (the “Notes Assumption”):

•	$750.0 million in aggregate principal amount of 8.375% First Lien Notes due 2023, secured by first-priority liens on substantially all assets of the Debtors (the “First Lien Notes”); and
•

$273.6 million in aggregate principal amount of 11.0% / 12.0% Second Lien PIK Notes due 2024, secured by second-priority liens on substantially all assets of the Debtors (the “Second Lien PIK Notes”).  Approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

Concurrent with the Notes Assumption, all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and Pacific International Drilling West Africa Limited (“PIDWAL,” a Nigerian limited liability company indirectly 49% owned by the Company) guaranteed on a senior secured basis the First Lien Notes and Second Lien PIK Notes. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to a separate plan of reorganization after the successful resolution of the arbitration proceeding involving the Pacific Zonda discussed elsewhere herein. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes.

As of the balance sheet date, we have segregated liabilities and obligations whose treatment and satisfaction were dependent on the outcome of our reorganization under the Chapter 11 proceedings and have classified these items as liabilities subject to compromise on our condensed consolidated balance sheets. The components of liabilities subject to compromise were as follows:

	September 30,	December 31,
	2018	2017
	(in thousands)
2017 Senior Secured Notes	$439,364	$439,364
2018 Senior Secured Term Loan B	718,125	718,125
Revolving Credit Facility	475,000	475,000
Senior Secured Credit Facility	661,478	661,478
2020 Senior Secured Notes	750,000	750,000
Accrued interest	39,172	39,618
Accounts payable and other estimated allowed claims	1,697	4,092
Total liabilities subject to compromise	$3,084,836	$3,087,677

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

See Note 5 for further discussion of the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B, Revolving Credit Facility, Senior Secured Credit Facility and 2020 Senior Secured Notes.

In addition, we have classified all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations. The components of reorganization items were as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2018
	(in thousands)
Professional fees	$30,880	$56,389
Interest income	(281)	(281)
Total reorganization items	$30,599	$56,108

Liquidity — Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential clients on a global basis, while at the same time the supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows.

Pursuant to our Plan, we raised approximately $1.5 billion in gross proceeds in debt and equity offerings, which proceeds became available to us upon our emergence from bankruptcy on November 19, 2018. Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash  and cash equivalents. As of September 30, 2018, we had $199.5 million of cash and cash equivalents and $1.0 billion of restricted cash, primarily consisting of proceeds from the September 26, 2018 issuance of the First Lien Notes and Second Lien PIK Notes which became unrestricted upon our emergence from bankruptcy.

After emergence from the Chapter 11 proceedings, the Company has substantial cash on its balance sheet of approximately $401.0 million and a capital structure that it believes is sufficient to enable its cash flows from operations and cash balances to support its businesses, even through a potentially prolonged period of recovery in the offshore drilling market. The Company’s emergence from its Chapter 11 proceedings has resolved the significant risks and uncertainties which previously raised substantial doubt about the Company’s ability to continue as a going concern.

Note 3 — Significant Accounting Policies

Basis of Presentation — Our accompanying condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information and Article 10 of Regulation S-X of the SEC. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Our condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or for any future period. The accompanying condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2017. See Note 14 for information regarding the basis of presentation of our financial statements after our emergence from our Chapter 11 proceedings.

Bankruptcy Accounting — Our condensed consolidated financial statements included herein, which relate to periods prior to our emergence from our Chapter 11 proceedings, have been prepared as if we are a going concern and

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

reflect the application of Accounting Standards Codification (“ASC”) 852, Reorganizations, issued by the Financial Accounting Standards Board (“FASB”). ASC 852 requires that financial statements for periods subsequent to the Chapter 11 filing and until emergence from the Chapter 11 proceedings distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, we classify liabilities and obligations whose treatment and satisfaction were dependent on the outcome of the reorganization under the Chapter 11 proceedings as liabilities subject to compromise on our condensed consolidated balance sheets. In addition, we classify all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our condensed consolidated statements of operations. See Note 2.

Because they relate to periods prior to our emergence from our Chapter 11 proceedings, our condensed consolidated financial statements included herein do not purport to reflect or provide for the consequences of our Chapter 11 proceedings. In particular, our condensed consolidated financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of pre-petition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on stockholders’ equity accounts of any changes that may be made to our capitalization; or (iv) the effect on operations of any changes that may be made to our business.

Principles of Consolidation — Our condensed consolidated financial statements include the accounts of Pacific Drilling S.A., consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.

In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and nine months ended September 30, 2018, we incurred fees of $0.1 million and $0.5 million, respectively, under such agreements. During the three and nine months ended September 30, 2017, we incurred fees of $0.5 million and $2.3 million, respectively, under such agreements.

Related Party Transactions — Pursuant to the Global Settlement entered into in August 2018 with QP, and as approved by the Bankruptcy Court, the Company could pay QP up to $13.0 million for fees and out-of-pocket expenses incurred in connection with making a substantial contribution to the Debtors’ Chapter 11 proceedings.  This amount was included within reorganization items in our consolidated statements of operations for the three and nine months ended September 30, 2018, respectively.

In September 2018, QP purchased $20.0 million in principal amount of our Second Lien PIK Notes in our offering of such notes.

In August 2017, we executed an agreement with QP for the reimbursement or payment of certain legal and advisory fees incurred by QP and related to its participation in the negotiation of our debt restructuring. During the three

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

and nine months ended September 30, 2017, we incurred fees of $2.5 million and $2.5 million, respectively, under such agreement. This agreement expired by its terms upon our filing of the Bankruptcy Petitions.

Change in Accounting Principle — In May 2014, the FASB issued Acounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition. Under the new guidance, revenue is recognized when a client obtains control of promised goods or services and in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

We adopted ASU 2014-09 and its related amendments, or collectively, Topic 606, effective January 1, 2018 using the modified retrospective approach. Accordingly, we have applied the five-step method outlined in Topic 606 for determining when and how revenue is recognized for all contracts that were not completed as of the date of adoption. Revenues for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported under the previous revenue recognition guidance. For contracts that were modified before the effective date, we have considered the modification guidance within the new standard and determined that the revenue recognized and contract balances recorded prior to adoption for such contracts were not impacted.  While Topic 606 requires additional disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with clients, its adoption did not have a material effect on our financial position, results of operations and cash flows. See Note 8.

Recently Adopted Accounting Standards

Classification and Measurement of Financial Instruments — On January 25, 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which requires all equity investments that do not result in consolidation and are not accounted for under the equity method to be measured at fair value through earnings, and eliminates the available-for-sale classification for equity securities with readily determinable fair values. The standard requires entities to record a cumulative-effect adjustment on their balance sheets as of the beginning of the fiscal year of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Tax Accounting for Intra-Entity Asset Transfers — On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory, which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. The standard requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Scope of Modification Accounting for Stock Compensation — On May 10, 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718) — Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Modification of Accounting for Hedging Activities — On August 28, 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) — Targeted Improvements to Accounting for Hedging Activities, which eliminates the requirement to separately measure and report hedge ineffectiveness and requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The new guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

assessment of hedge effectiveness. We adopted the standard effective January 1, 2018 with no impact to our consolidated financial statements.

Recently Issued Accounting Standards

Leases — On February 25, 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize a right-of-use asset and liability for virtually all leases and updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. Under the updated accounting standards, we believe that our drilling contracts contain a lease component. Additionally, for transactions in which we are considered a lessee, we will recognize a lease liability and a right-of-use asset based on our portfolio of leases upon adoption. We expect to adopt the standard effective January 1, 2019 using the modified retrospective approach. On July 30, 2018, the FASB issued ASU 2018-11 to provide certain practical expedients, which allow a new transition method to apply the new lease requirements at the effective date using a cumulative catch-up approach, and allow lessors to not separate lease and non-lease components when the non-lease component is the predominant element of the combined component. The lessor practical expedient is limited to circumstances in which the non-lease component otherwise would be accounted for under Topic 606. We are currently evaluating the impact that electing ASU 2018-11 may have on our consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (i) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (ii) loan commitments and certain other off-balance sheet credit exposures, (iii) debt securities and other financial assets measured at fair value through other comprehensive income and (iv) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Changes to Fair Value Disclosure Requirements — On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for annual and interim periods beginning after January 1, 2020, with early adoption permitted. We are currently evaluating the effect the standard may have on our consolidated financial statement disclosures.

Note 4 — Property and Equipment

Property and equipment consists of the following:

	September 30,	December 31,
	2018	2017
	(in thousands)
Drillships and related equipment	$5,924,588	$5,911,792
Other property and equipment	20,500	20,566
Property and equipment, cost	5,945,088	5,932,358
Accumulated depreciation	(1,489,045)	(1,280,357)
Property and equipment, net	$4,456,043	$4,652,001

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Note 5 — Debt

Debt consists of the following:

	September 30,	December 31,
	2018	2017
	(in thousands)
Due within one year:
Debtor-in-Possession Financing(a)	$50,000	$—
Total current debt	50,000	—
Long-term debt:
2017 Senior Secured Notes(b)(c)	439,364	439,364
2018 Senior Secured Term Loan B(b)(c)	718,125	718,125
Revolving Credit Facility(a)(b)	475,000	475,000
Senior Secured Credit Facility(a)(b)	661,478	661,478
2020 Senior Secured Notes(b)(c)	750,000	750,000
First Lien Notes	750,000	—
Second Lien PIK Notes	274,070	—
Less: unamortized deferred financing costs	(62,979)	—
Less: liabilities subject to compromise	(3,043,967)	(3,043,967)
Total long-term debt	961,091	—

Total debt	$1,011,091	$—

(a)	Repaid upon our emergence from our Chapter 11 proceedings.
(b)	Included in liabilities subject to compromise at the balance sheet dates.
(c)	Exchanged for common shares upon our emergence from our Chapter 11 proceedings and no longer outstanding as of November 19, 2018.

Debtor-in-Possession Financing

On September 25, 2018, the Debtors entered into a superpriority, secured Debtor-in-Possession Term Loan Agreement (the “DIP Agreement”) between the Company, as the borrower, the subsidiary guarantors party thereto, various lenders consisting of Credit Suisse Loan Funding LLC and members of the Ad Hoc Group and Wilmington Trust, National Association, as administrative agent and collateral agent.

Pursuant to the DIP Agreement, the lenders thereunder made available to the Debtors a senior secured superpriority term loan facility of up to $85.0 million to allow the Debtors to (i) continue to operate their business and manage their properties as debtors and debtors-in-possession pursuant to the Debtors’ filing of the Bankruptcy Petitions and (ii) pay certain fees, costs, expenses, and escrowed interest with respect to the First Lien Notes and Second Lien PIK Notes. Subject to priorities granted by the Bankruptcy Court with respect to cash, shared collateral and the collateral securing the Company’s pre-petition revolving credit agreement, the DIP Agreement was secured by (a) first priority priming liens on (I) the 2017 Notes Prepetition Collateral (as defined in the order of the Bankruptcy Court dated December 15, 2017 granting adequate protection (the “Adequate Protection Order”)) and (II) all pre-petition shared collateral (as defined in the Adequate Protection Order), and (b) first priority liens and security interests on all of the Debtors’ unencumbered assets, including, but not limited to, any proceeds that may be received from the arbitration with SHI related to the Pacific Zonda. The DIP Agreement had a scheduled maturity date of November 30, 2018.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The Company used a portion of the net proceeds of the issuance of the First Lien Notes and Second Lien PIK Notes to repay the outstanding indebtedness under the DIP Agreement contemporaneously with the Company’s emergence from bankruptcy on November  19, 2018.

Pre-Petition Secured Debt

On November 12, 2017, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code. Prior to the Petition Date, the Company had outstanding its 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B, Revolving Credit Facility, Senior Secured Credit Facility and 2020 Senior Secured Notes (collectively the “Pre-Petition Secured Debt”). For a description of the Pre-Petition Secured Debt, see Note 6 to our 2017 Annual Report. The filing of the Bankruptcy Petitions constituted an event of default with respect to the Pre-Petition Secured Debt. As a result, the corresponding Pre-Petition Debt became immediately due and payable and any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 proceedings. As of September 30, 2018 and December 31, 2017, all debt was classified as liabilities subject to compromise on our condensed consolidated balance sheets.

On November 19, 2018, the Company emerged from the Chapter 11 proceedings, and repaid in full the Revolving Credit Facility and Senior Secured Credit Facility, and issued common shares in satisfaction of the claims under the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B and 2020 Senior Secured Notes. As a result, the Pre-Petition Secured Debt is no longer outstanding.

First Lien Notes and Second Lien PIK Notes

In connection with its emergence from the Chapter 11 proceedings, the Company assumed all obligations under the $750.0 million First Lien Notes and the $273.6 million Second Lien PIK Notes.

First Lien Notes

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “First Lien Notes Indenture”) between the First Lien Escrow Issuer and Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent, relating to the issuance by the First Lien Escrow Issuer of $750.0 million aggregate principal amount of 8.375% First Lien Notes due 2023 (the “First Lien Notes”). The First Lien Notes were sold in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act. The First Lien Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Upon the emergence of the Company from the Chapter 11 proceedings on November 19, 2018, the First Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the First Lien Escrow Issuer under the First Lien Notes Indenture.

The First Lien Notes accrue interest at a rate of 8.375% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The First Lien Notes will mature on October 1, 2023, unless earlier redeemed or repurchased.

The First Lien Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and PIDWAL. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to a separate plan of reorganization after the successful resolution of the arbitration proceeding

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

involving the Pacific Zonda discussed elsewhere herein. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes.

The First Lien Notes are secured by first-priority liens on substantially all assets of the Company and the guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the guarantors, in each case, subject to certain exceptions, including that such first-priority liens will be subject to payment priority in favor of future holders, if any, of certain superpriority first lien debt of up to $50.0 million.

The First Lien Notes Indenture contains covenants limiting the ability of the Company, and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt (including making cash interest or principal payments on the Second Lien PIK Notes (as defined below)), (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the First Lien Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the First Lien Notes in the event that the First Lien Notes obtain an investment grade rating.

The Company may be required to offer to purchase the First Lien Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the First Lien Notes Indenture), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase First Lien Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with any cash proceeds from a settlement or award in connection with the arbitration relating to the Pacific Zonda with such offer to be for an aggregate principal amount of First Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million.

At any time prior to October 1, 2020, (i) the Company may redeem the First Lien Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, (ii) the Company may redeem up to 35.0% of the original principal amount of the First Lien Notes with proceeds from certain equity offerings at a redemption price equal to 108.375% of the principal amount thereof, and (iii) not more than once in any twelve-month period, the Company may redeem up to 10.0% of the original principal amount of the First Lien Notes at a redemption price equal to 103.0% of the principal amount thereof, in each case plus accrued and unpaid interest.

At any time on or after October 1, 2020, the Company may redeem the First Lien Notes, in whole or in part, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest, during the twelve-month period beginning on October 1 of the years indicated: 2020 – 104.188%; 2021 – 102.094%; 2022 and thereafter – 100.0%.

The First Lien Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the First Lien Notes Indenture will allow either the Trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding First Lien Notes to accelerate, or in certain cases will automatically cause the acceleration of, the amounts due under the First Lien Notes.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Intercreditor Agreement

The relationship between holders of First Lien Notes (and any future first lien debt), on the one hand, and Second Lien PIK Notes (and any future junior lien debt), on the other hand, is governed by an intercreditor agreement. Pursuant to the intercreditor agreement, the liens securing first lien debt are effectively senior in priority to the liens securing junior lien debt. If the Company incurs any future first lien debt, the relationship between holders of such debt and First Lien Notes will be governed by a collateral agency agreement. Such agreements will allow for payment priority in favor of holders of up to $50.0 million of future superpriority first lien debt.

Second Lien PIK Notes

On September 26, 2018, Pacific Drilling Second Lien Escrow Issuer Limited (the “Second Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “Second Lien PIK Notes Indenture”) between the Second Lien Escrow Issuer and the Trustee, as trustee and junior lien collateral agent, relating to the issuance by the Second Lien Escrow Issuer of approximately $273.6 million aggregate principal amount of 11.0% / 12.0% Second Lien PIK Notes due 2024 (the “Second Lien PIK Notes”), of which (i) $250.0 million aggregate principal amount was issued pursuant to the Second Lien PIK Notes Offering (as defined below), and (ii) approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes. The Second Lien PIK Notes were sold in a private transaction exempt from the registration requirements of the Securities Act and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act (the “Second Lien PIK Notes Offering”). The Second Lien PIK Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. Upon the emergence of the Company from the Chapter 11 proceedings on November 19, 2018, the Second Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the Second Lien Escrow Issuer under the Second Lien PIK Notes Indenture.

For each interest period, interest is payable, at the option of the Company, (i) entirely in cash (“Cash Interest”), (ii) entirely through the issuance of additional Second Lien PIK Notes having the same terms and conditions as the Second Lien PIK Notes issued in the Second Lien PIK Notes Offering in a principal amount equal to the amount of interest then due and payable or by increasing the then outstanding aggregate principal amount of Second Lien PIK Notes (“PIK Interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest. If the Company elects to pay interest for an interest period entirely in the form of PIK Interest, interest will accrue at a rate of 12.0% per annum for such interest period. If the Company elects to pay interest for an interest period entirely in the form of Cash Interest, interest will accrue at a rate of 11.0% per annum for such interest period. If the Company elects to pay 50% in Cash Interest and 50% in PIK Interest for an interest period, (i) interest in respect of the Cash Interest portion will accrue at 11.0% and (ii) interest in respect of the PIK Interest portion will accrue at 12.0% for such interest period. Interest on the Second Lien PIK Notes will be payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The Second Lien PIK Notes will mature on April 1, 2024, unless earlier redeemed or repurchased.

The Second Lien PIK Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries that guarantee the Company’s First Lien Notes and are secured by second-priority liens on all of the assets of  the Company and the guarantors that also serve as collateral for the Company’s First Lien Notes.

The Second Lien PIK Notes Indenture contains covenants limiting the ability of the Company, and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt, (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the Second Lien PIK Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the Second Lien PIK Notes in the event that the Second Lien PIK Notes obtain an investment grade rating.

The Company may be required to offer to purchase the Second Lien PIK Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the Second Lien PIK Notes Indenture) (a “Change of Control Offer”), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase Second Lien PIK Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with the cash proceeds, if any, from a settlement or award in connection with the arbitration with SHI related to the Pacific Zonda, with such offer to be for an aggregate principal amount of the Second Lien PIK Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million, provided, that if the Company is required to offer to purchase the First Lien Notes with such cash proceeds, the Company shall only be required to offer to purchase the Second Lien PIK Notes with the portion thereof that has been declined by the holders of First Lien Notes.

At any time prior to April 1, 2020, (i) the Company may redeem the Second Lien PIK Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, and (ii) the Company may redeem up to 35.0% of the original principal amount of the Second Lien PIK Notes with the proceeds from certain equity offerings at a redemption price equal to 112.0%, in each case plus accrued and unpaid interest.

At any time on or after April 1, 2020, the Company may redeem the Second Lien PIK Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	112.0%
October 1, 2020	109.0%
April 1, 2021	106.0%
October 1, 2021	103.0%
April 1, 2022 and thereafter	100.0%

At any time a Change of Control occurs, the Company may redeem all, but not less than all, of the Second Lien PIK Notes at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	106.0%
October 1, 2020	109.0%
April 1, 2021	106.0%
October 1, 2021	103.0%
April 1, 2022 and thereafter	100.0%

If the Company exercises this Change of Control redemption right, it may elect not to make the Change of Control Offer described above.

The Second Lien PIK Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the Second Lien PIK Notes Indenture will allow either the Trustee or the holders of at least 25.0% in aggregate principal amount of the then-outstanding Second Lien PIK Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the Second Lien PIK Notes.

Interest Expense

We have not accrued interest expenses that were not treated as an allowed claim in the Chapter 11 proceedings. During the three and nine months ended September 30, 2018, contractual interest related to the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that would have been accrued absent the Bankruptcy Petitions was $28.8 million and $84.8 million, respectively. As a result of terms of the Plan confirmed by the Bankruptcy Court on November 2, 2018, we recognized default interest of $27.2 million on the Revolving Credit Facility and Senior Secured Credit Facility for the three months ended September 30, 2018.

Deferred Financing Costs

As a result of the filing of the Bankruptcy Petitions, $30.8 million of deferred financing costs previously recorded within our condensed consolidated balance sheets were written off as an expense during the three months ended September 30, 2017.

Note 6 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted loss per share computations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands, except per share information)
Numerator:
Net loss, basic and diluted	$(144,783)	$(157,521)	$(344,578)	$(395,434)
Denominator:
Weighted-average number of common shares outstanding, basic	21,368	21,332	21,357	21,308
Weighted-average number of common shares outstanding, diluted	21,368	21,332	21,357	21,308
Loss per share:
Basic	$(6.78)	$(7.38)	$(16.13)	$(18.56)
Diluted	$(6.78)	$(7.38)	$(16.13)	$(18.56)

The following table presents the share effects of share-based compensation awards that were excluded from our computations of diluted loss per share because their effect would have been anti-dilutive for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(in thousands)		(in thousands)
Share-based compensation awards	297	682	297	682

Note 7 — Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

September 30, 2018 and December 31, 2017, we had $41.3 million and $38.9 million, respectively, of unrecognized tax benefits which were included in other long-term liabilities on our condensed consolidated balance sheets. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our condensed consolidated balance sheets. The entire balance of unrecognized tax benefits as of September 30, 2018 would favorably impact our effective tax rate if recognized. No interest or penalties related to unrecognized tax benefits were included on our condensed consolidated balance sheets as of September 30, 2018 and December 31, 2017.

Note 8 — Revenue from Contracts with Clients

We earn revenue primarily by (i) providing our drillship, work crews, related equipment, services and supplies necessary to operate the rig, (ii) delivering the rig by mobilizing to and demobilizing from the drill location and (iii) performing certain pre-operating activities, including rig preparation activities or equipment modifications required for the contract.

Dayrate Drilling Revenue. Our drilling contracts provide for payment on a dayrate basis, with higher rates for periods when the drillship is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The dayrate invoices billed to the client are determined based on the varying rates applicable to the specific activities performed on an hourly basis. Such dayrate consideration is attributed to the distinct hourly increment to which it relates within the contract term. Therefore, we record dayrate drilling revenue consistent with the contractual rate invoiced for the services provided during the respective period.

Mobilization/Demobilization Revenue. We may receive fees for the mobilization and demobilization of our rigs. These activities are not considered to be distinct within the context of the contract and therefore, the associated revenue is allocated to the overall performance obligation and recognized ratably over the initial term of the related drilling contract. We record a contract liability for mobilization fees received, which is amortized ratably to contract drilling revenue as services are rendered over the initial term of the related drilling contract. Demobilization revenue expected to be received upon contract completion is estimated as part of the overall transaction price at contract inception. We record demobilization revenue in earnings ratably over the initial term of the contract with an offset to an accretive contract asset.

Contract Preparation Revenue. Some of our drilling contracts require downtime before the start of the contract to prepare the rig to meet client requirements. At times, we may be compensated by the client for such work. These activities are not considered to be distinct within the context of the contract. We record a contract liability for contract preparation fees received, which is amortized ratably to contract drilling revenue over the initial term of the related drilling contract.

Capital Upgrade Revenue. From time to time, we may receive fees from our clients for capital improvements or upgrades to our rigs to meet contractual requirements. These activities are not considered to be distinct within the context of our contracts. We record a contract liability for such fees and recognize them ratably as contract drilling revenue over the initial term of the related drilling contract.

Revenues Related to Reimbursable Expenses. We generally receive reimbursements from our clients for the purchase of supplies, equipment, personnel services and other services provided at their request in accordance with a drilling contract or other agreement. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our control. Accordingly, reimbursable revenue is fully constrained and not included in the total transaction price until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a client. We are generally considered a principal in such transactions.  Therefore, we record the associated revenue at the gross amount billed to the client in the period the corresponding goods and services are to be consumed.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Contract Assets and Liabilities

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules. Payment terms on invoiced amounts are typically 30 days. As of September 30, 2018 and December 31, 2017, accounts receivable on our condensed consolidated balance sheets were presented net of allowance for doubtful accounts of $2.6 million and $2.6 million, respectively.

Contract assets consist of demobilization revenue that we expect to receive and is recognized ratably throughout the contract term, but invoiced upon completion of the demobilization activities. Once the demobilization revenue is invoiced, the corresponding contract asset is transferred to accounts receivable.

Contract liabilities include payments received for mobilization, contract preparation and capital upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.

Contract assets and liabilities are netted at a contract level, such that deferred revenue for mobilization, contract preparation and capital upgrade (contract liabilities) is netted with any accrued demobilization revenue (contract asset) for each applicable contract. Net current contract asset and liability balances are included in “Prepaid expenses and other current assets” and “Deferred revenue, current,” respectively, and net noncurrent contract asset and liability balances are included in “Other assets” and “Deferred revenue,” respectively, on our condensed consolidated balance sheets.

The following table provides information about trade receivables, contract assets and contract liabilities:

	September 30,	January 1,
	2018	2018
	(in thousands)

Trade receivables, net	$34,560	$40,398
Current contract liabilities (deferred revenue)	19,136	23,966
Noncurrent contract liabilities (deferred revenue)	—	12,973

Significant changes in contract assets and contract liabilities for the nine months ended September 30, 2018 are as follows:

	Contract Assets	Contract Liabilities
	(in thousands)
Balance at January 1, 2018	$—	$(36,939)
Decrease due to amortization of deferred revenue	—	17,322
Decrease due to completion of prepaid services	—	2,305
Increase due to cash received, excluding amounts recognized as revenue	—	(1,824)
Increase due to demobilization revenue recognized	200	—
Decrease due to billing of demobilization fee	(200)	—
Balance at September 30, 2018	$—	$(19,136)

Contract Fulfillment Costs

Certain direct and incremental costs incurred for upfront preparation and initial mobilization of contracted rigs represent costs of fulfilling a contract as they relate directly to a contract, enhance resources that will be used to satisfy our performance obligations in the future and are expected to be recovered. Such costs are deferred as a current or noncurrent asset depending on the length of the initial contract term and amortized ratably to operating expenses as services are rendered over the initial term of the related drilling contract. As of September 30, 2018, these contract fulfillment costs were $4.0 million and reported in “Deferred costs, current” on our condensed consolidated balance

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

sheets. During the three and nine months ended September 30, 2018, amortization of such costs was $1.1 million and $6.9 million, respectively, and there was no impairment of deferred contract costs.

Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process. Costs incurred for capital upgrades for a contract are capitalized as property and equipment and depreciated over the estimated useful life of the asset.

Future Amortization of Contract Liabilities

The following table reflects revenue expected to be recognized in the future related to unsatisfied performance obligations as of September 30, 2018:

	Remaining
	three months	For the years ending December 31,
	2018	2019	2020	2021 and thereafter	Total
	(in thousands)
Amortization of contract liabilities	$5,319	$13,817	$—	$—	$19,136

The expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract as of September 30, 2018. The actual timing of recognition of such amounts may vary due to factors outside of our control. We have applied the optional exemption in Topic 606 and have not disclosed the variable consideration related to our estimated future dayrate revenue.  See Note 3 for further discussion of our adoption of Topic 606.

Note 9 — Derivatives

We are exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

In 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $712.5 million. The interest rate swap did not amortize and had a scheduled maturity on December 3, 2017. On a quarterly basis, we paid a fixed rate of 1.56% and received the maximum of 1% or three-month LIBOR. As of September 30, 2017, we discontinued hedge accounting of the interest rate swap. The interest rate swap was terminated shortly after the Petition Date.

In 2013, we also entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $400.0 million. The interest rate swap did not amortize and had a scheduled maturity on July 1, 2018. On a quarterly basis, we paid a fixed rate of 1.66% and received three-month LIBOR. As of the Petition Date, we discontinued hedge accounting of the interest rate swap. The interest rate swap was terminated shortly after the Petition Date.

We had no outstanding derivatives as of September 30, 2018 and December 31, 2017.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The following table summarizes the cash flow hedge gains and losses for the three months ended September 30, 2018 and 2017:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Three Months Ended		for the Three Months Ended		Testing) for the Three Months Ended
	September 30,		September 30,		September 30,
Derivatives in Cash Flow Hedging Relationships	2018	2017	2018	2017	2018	2017
	(in thousands)
Interest rate swaps	$192	$1,283	$192	$1,411	$—	$—

The following table summarizes the cash flow hedge gains and losses for the nine months ended September 30, 2018 and 2017:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Nine Months Ended		for the Nine Months Ended		Testing) for the Nine Months Ended
	September 30,		September 30,		September 30,
Derivatives in Cash Flow Hedging Relationships	2018	2017	2018	2017	2018	2017
	(in thousands)
Interest rate swaps	$578	$4,029	$578	$4,703	$—	$—

As of September 30, 2018, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months was $0.1 million, resulting from terminated cash flow hedges for interest capitalized in the construction of fixed assets.  During the three and nine months ended September 30, 2018, we reclassified $0.2 million and $0.6 million to depreciation from accumulated other comprehensive loss, respectively. During the three and nine months ended September 30, 2017, we reclassified $1.3 million and $4.1 million to interest expense and $0.2 million and $0.6 million to depreciation from accumulated other comprehensive loss, respectively.

Note 10 — Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of September 30, 2018 and December 31, 2017. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses, and debtor-in-possession financing approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable related to our arbitration with SHI related to the Pacific Zonda (see Note 11), or the Senior Secured Credit Facility debt and Revolving Credit Facility.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other debt instruments:

	September 30, 2018		December 31, 2017
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(in thousands)
Cash and cash equivalents	$199,459	$199,459	$308,948	$308,948
2017 Senior Secured Notes	$439,364	$250,437	$439,364	$243,847
2018 Senior Secured Term Loan B	$718,125	$323,156	$718,125	$290,841
2020 Senior Secured Notes	$750,000	$360,000	$750,000	$307,500
First Lien Notes	$750,000	$775,163	$—	$—
Second Lien PIK Notes	$274,070	$296,681	$—	$—

We estimate the fair value of our cash equivalents using significant other observable inputs, representative of a Level 2 fair value measurement, including the net asset values of the investments. As of September 30, 2018 and December 31, 2017, the aggregate carrying amount of our cash equivalents was $187.0 million and $220.7 million, respectively. We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

See Note 9 for further discussion of our use of financial instruments.

Note 11 — Commitments and Contingencies

Commitments — As of September 30, 2018, we had no material commitments.

Contingencies — It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us were subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that were Debtors in the Chapter 11 proceedings. On November 19, 2018, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. See Note 2.

In January 2013, our subsidiary Pacific Drilling VIII Limited (“PDVIII”) entered into, and our subsidiary Pacific Drilling Services, Inc. (“PDSI”) guaranteed, a contract with SHI for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third-party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract of approximately $181.1 million, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We own $75.0 million in purchased equipment for the Pacific Zonda recorded in

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

property and equipment, a majority of which remains on board the Pacific Zonda. As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us a modification of the automatic stay provisions of the Bankruptcy Code to allow us to proceed with this arbitration.

An evidentiary hearing was held in London before the Tribunal from February 5 through March 2, 2018. Written closing submissions were filed with the Tribunal in late April, with short replies to such submissions filed in mid-May 2018. Oral closing submissions were heard by the Tribunal in early August 2018. We expect the Tribunal to render its award within the next several months.

SHI has asserted claims against PDVIII and PDSI, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. PDVIII and PDSI have no material assets after accounting for post-petition administrative expenses. The Zonda Debtors intend to file a separate plan of reorganization and are not Debtors under the Plan. It is expected that the Zonda Debtors will emerge from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding. If the Zonda Debtors are unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors.

Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments and accrued interest in the amount of $202.6 million is probable, and is thus presented as a long-term receivable on our condensed consolidated balance sheets at September 30, 2018 and December 31, 2017, respectively. We also believe the recovery of the purchased equipment on board the Pacific Zonda is probable.

We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

Note 12 — Supplemental Cash Flow and Financial Information

During the nine months ended September 30, 2018 and 2017, we paid $51.1 million and $106.1 million of interest, respectively. During the nine months ended September  30, 2018 and 2017, we paid $4.0 million and $4.6 million of income taxes, respectively.

During the nine months ended September 30, 2018, we paid  $33.8 million in reorganization items, and issued approximately $23.6 million aggregate principal amount of Second Lien PIK Notes as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the nine months ended September 30, 2018 and 2017, changes in accrued capital expenditures were $(0.2) million and $(18.7) million, respectively.

In June and August 2017, we received certain equity securities of Hyperdynamics Corporation (“Hyperdynamics”), consisting of 4,677,450 shares of Hyperdynamics common shares and warrants to purchase 3,082,194 shares of Hyperdynamics common shares issued to us as payment of a portion of our revenues due under a drilling contract with Hyperdynamics. During the three and nine months ended September 30, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics available-for-sale securities of $6.1 million, recorded in other expense in our condensed consolidated statements of operations.

As of September 30, 2018 and December 31, 2017, our condensed consolidated balance sheets included $8.5 million in restricted cash used as collateral under our treasury management services agreement with a financial institution. As of September 30, 2018, our condensed consolidated balance sheets included $1,024.2 million in restricted cash held in escrow consisting primarily of the proceeds of the issuance of our First Lien Notes and Second Lien PIK

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Notes, which was subsequently released into our cash and cash equivalents balances in connection with our emergence from our Chapter 11 proceedings.

Note 13 — Condensed Combined Debtors Financial Statements

In accordance with the requirements of ASC 852, Reorganization, the following are the condensed combined financial statements of the Debtors. Intercompany transactions among the Debtors have been eliminated in the financial statements contained herein. Intercompany transactions between the Debtors and the Company’s non-debtor subsidiaries have not been eliminated in the Debtors’ financial statements.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Statements of Operations (Unaudited)

(in thousands)

	Three Months Ended	Nine Months Ended
	September 30, 2018	September 30, 2018
Revenues
Contract drilling	$56,674	$204,361
Costs and expenses
Operating expenses	(43,147)	(159,909)
General and administrative expenses	(10,736)	(38,503)
Depreciation expense	(70,107)	(210,059)
	(123,990)	(408,471)
Operating loss	(67,316)	(204,110)
Other income (expense)
Interest expense	(44,083)	(76,156)
Reorganization items	(30,879)	(56,388)
Other income	51	500
Loss before income taxes	(142,227)	(336,154)
Income tax expense	(201)	(920)
Net loss	$(142,428)	$(337,074)

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Balance Sheets (Unaudited)

(in thousands)

	September 30,	December 31,
	2018	2017
Assets:
Cash and cash equivalents	$197,846	$305,489
Restricted cash	8,500	8,500
Accounts receivable, net	34,952	40,466
Intercompany receivable	153,813	96,488
Materials and supplies	84,299	87,332
Deferred costs, current	11,623	14,892
Prepaid expenses and other current assets	23,744	14,146
Total current assets	514,777	567,313
Property and equipment, net	4,455,808	4,651,710
Intercompany loan receivable	27,021	27,021
Long-term receivable	202,575	202,575
Other assets	24,644	30,892
Total assets	$5,224,825	$5,479,511
Liabilities and shareholders’ equity:
Accounts payable	$13,766	$10,412
Intercompany payable	4,060	5,867
Accrued expenses	51,950	26,688
Debtor-in-possession financing	50,000	—
Accrued interest	31,662	6,088
Deferred revenue, current	19,136	23,514
Total current liabilities	170,574	72,569
Other long-term liabilities	30,489	32,321
Total liabilities not subject to compromise	201,063	117,863
Liabilities subject to compromise	3,148,169	3,151,010
Shareholders’ equity	1,875,593	2,210,638
Total liabilities and shareholders’ equity	$5,224,825	$5,479,511

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND CERTAIN SUBSIDIARIES

Condensed Combined Statement of Cash Flows (Unaudited)

(in thousands)

Nine Months Ended
September 30, 2018
Cash flow from operating activities:
Net loss	$(337,074)
Adjustments to reconcile net loss to net cash used in operating activities	196,349
Net cash used in operating activities	(140,725)
Cash flow from investing activities:
Capital expenditures	(15,079)
Net cash used in investing activities	(15,079)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(4)
Proceeds from debtor-in-possession financing	50,000
Payments for financing costs	(1,835)
Net cash provided by financing activities	48,161
Decrease in cash and cash equivalents	(107,643)
Cash, cash equivalents and restricted cash, beginning of period	313,989
Cash, cash equivalents and restricted cash, end of period	$206,346

Note 14 — Subsequent Events

Emergence from Chapter 11 Proceedings

On November 19, 2018 (the “Plan Effective Date”), the Company and its subsidiaries other than the Zonda Debtors emerged from bankruptcy after successfully completing their reorganization in accordance with the Plan. See Note 2. In addition to the transactions and events described in Note 2, in connection with the Company’s emergence from its Chapter 11 proceedings the following transactions and events occurred:

Reverse Stock Split and Change in Share Capital. In accordance with the Plan, effective November 19, 2018, by shareholder approval at an Extraordinary General Meeting, the Company effectuated, among other things, a 1-for-10,000 reverse stock split of its existing common shares (the “Reverse Stock Split”). In connection with the Reverse Stock Split, the Company’s common shares began trading on a split-adjusted basis as of the commencement of trading on November 19, 2018. On the effective date of the Reverse Stock Split, the Company’s shareholders received one new common share for every 10,000 common shares they owned. No fractional shares were issued in connection with the Reverse Stock Split; instead, holders of fractional shares were paid in cash, which amount was not material in the aggregate.

In addition, at an Extraordinary General Meeting, the Company’s shareholders approved the increase in the Company’s share capital to $825,000, or 82.5 million shares, of which approximately 75.0 million shares were issued and are outstanding in connection with emergence and the remaining approximately 7.5 million authorized shares were issued to Pacific Drilling Administrators Limited to hold in connection with potential future issuances under the Company’s management incentive program.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Fresh-Start Accounting

We  plan to adopt fresh-start accounting in accordance with provisions of ASC 852, Reorganizations, which will result in the Company becoming a new entity for financial reporting purposes on the effective date of emergence. Upon the adoption of fresh-start accounting, the Company’s assets and liabilities will be recorded at their fair values as of the effective date. As a result of the adoption of fresh-start accounting, the Company’s consolidated financial statements subsequent to November 19, 2018 will not be comparable to its consolidated financial statements on and prior to that date.

Note 15 — Unaudited Pro Forma Condensed Consolidated Financial Data

On November 19, 2018, the Company emerged from bankruptcy. We expect to adopt fresh-start accounting in accordance with the provisions of ASC 852, Reorganizations, issued by the FASB. In accordance with ASC 852, entities are required to adopt fresh-start accounting upon their emergence from Chapter 11 bankruptcy if (i) the holders of existing voting ownership interests of the predecessor entity receive less than 50% of the voting shares of the successor entity and (ii) the reorganization value of the entity’s assets immediately prior to confirmation is less than the total of all post-petition liabilities and allowed claims.

In accordance with ASC 852, an appropriate value must be determined to assign to equity of the emerging entity as of the date of adoption of the fresh-start accounting. This equity value is generally equal to the reorganization value of the entity upon emergence less interest-bearing debt. The reorganization value is then allocated to the entity’s individual assets and liabilities generally based on their estimated fair values.

The following unaudited pro forma condensed consolidated financial data of the Company give effect to the Plan, including the financing transactions contemplated thereunder. The unaudited pro forma condensed consolidated financial data present the financial information of the Company assuming the effective date of the Plan had occurred on September 30, 2018 for the unaudited condensed consolidated balance sheet and immediately prior to January 1, 2017 for the unaudited condensed consolidated statements of operations.

Asset and liability valuations for fresh-start accounting adjustments are preliminary. Changes in the values of assets and liabilities and changes in assumptions from those reflected in the preliminary unaudited pro forma condensed consolidated balance sheet could significantly impact the reported values of assets and liabilities. Accordingly, the amounts shown are not final and are subject to changes and revisions, which may be material. Fresh-start balances will also differ due to transactions occurring between September 30, 2018 and the emergence date.

The unaudited pro forma condensed consolidated financial data presented herein is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates assumed, nor is such financial data necessarily indicative of the results of operations in future periods.

With the assistance of financial advisors, we preliminarily determined the enterprise and corresponding equity value of the successor using various valuation methods, including: (i) a calculation of the present value of future cash flows based on our financial projections, and (ii) a peer group trading analysis with peer values evaluated on a dollar value per drillship basis. The enterprise value and corresponding equity value are dependent upon achieving the future financial results set forth in our valuations, as well as the realization of certain other assumptions. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the financial projections, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, we cannot assure you that the estimates, assumptions, valuations or financial projections will be realized, and actual results could vary materially.

For purposes of the accompanying unaudited pro forma condensed consolidated financial data, our reorganization value is an estimated enterprise value of $2.075 billion plus assets associated with the arbitration with SHI

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

related to the Pacific Zonda of $278.0 million, and cash on hand of $440.3 million. We applied this enterprise value to the unaudited pro forma condensed consolidated statements of operations and balance sheet immediately prior to January 1, 2017 and September 30, 2018, respectively. A valuation with assumptions and economic data as of January 1, 2017 and as of September 30, 2018 would likely result in an enterprise value that is materially different from the valuation calculated for the purposes of the unaudited pro forma condensed consolidated financial data.

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Pacific Drilling S.A. and Subsidiaries
Pro Forma Condensed Consolidated Balance Sheet
(in thousands) (unaudited)

	Predecessor	Pro Forma Adjustments				Successor
	September 30, 2018	Reorganization Adjustments		Fresh Start Accounting Adjustments		Pro Forma September 30, 2018
Assets:
Cash and cash equivalents	$199,459	$232,328	(1)	$—		$431,787
Restricted cash	1,032,691	(1,024,191)	(1)	—		8,500
Accounts receivable, net	34,977	—		—		34,977
Materials and supplies	84,299	—		(45,495)	(9)	38,804
Deferred costs, current	11,623	—		(11,623)	(10)	-
Prepaid expenses and other current assets	10,214	(956)	(2)	(693)	(11)	8,565
Total current assets	1,373,263	(792,819)		(57,811)		522,633
Property and equipment, net	4,456,043	—		(2,457,592)	(12)	1,998,451
Long-term receivable	202,575	—		—	(13)	202,575
Intangible asset	—	—		120,000	(14)	120,000
Other assets	26,742	(1,457)	(3)	(11,732)	(10)	13,553
Total assets	6,058,623	(794,276)		(2,407,135)		2,857,212
Liabilities and shareholders’ equity:
Accounts payable	14,937	—		—		14,937
Accrued expenses	56,187	(34,494)	(4)	(452)	(15)	21,241
Long-term debt, current	50,000	(50,000)	(1)	—		—
Accrued interest	32,534	(31,662)	(5)	—		872
Deferred revenue, current	19,136	—		(19,136)	(16)	—
Total current liabilities	172,794	(116,156)		(19,588)		37,050
Long-term debt, net of current maturities	961,091	—		110,753	(17)	1,071,844
Other long-term liabilities	30,494	—		(3,604)	(18)	26,890
Total liabilities not subject to compromise	1,164,379	(116,156)		87,561		1,135,784
Liabilities subject to compromise	3,084,836	(3,084,426)	(6)	—		410
Commitments and contingencies
Shareholders’ equity:
Common shares and additional paid-in capital	2,368,284	1,721,927	(7)	(2,369,193)	(19)	1,721,018
Accumulated other comprehensive loss	(13,915)	—		13,915	(19)	—
Accumulated deficit	(544,961)	684,379	(8)	(139,418)	(19)	—
Total shareholders’ equity	1,809,408	2,406,306		(2,494,696)		1,721,018
Total liabilities and shareholders’ equity	$6,058,623	$(794,276)		$(2,407,135)		$2,857,212

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Pacific Drilling S.A. and Subsidiaries
Pro Forma Condensed Consolidated Statement of Operations
(in thousands) (unaudited)

	Predecessor			Successor
				Pro Forma
	Nine months ended	Pro Forma		Nine months ended
	September 30, 2018	Adjustments		September 30, 2018
Revenues
Contract drilling	$205,306	$—		$205,306
Costs and expenses
Operating expenses	(164,556)	—		(164,556)
General and administrative expenses	(41,032)	127	(20)	(40,905)
Depreciation and amortization expense	(210,115)	16,721	(21)	(193,394)
	(415,703)	16,848		(398,855)
Operating loss	(210,397)	16,848		(193,549)
Other income (expense)
Interest expense	(77,586)	7,638	(22)	(69,948)
Reorganization items	(56,108)	56,108	(23)	—
Other income (expense)	466	—		466
Loss before income taxes	(343,625)	80,594		(263,031)
Income tax expense	(953)	(705)	(25)	(1,658)
Net loss	$(344,578)	$79,889		$(264,689)
Loss per common share, basic	$(16.13)			$(3.53)
Weighted-average number of common shares, basic	21,357			75,000
Loss per common share, diluted	$(16.13)			$(3.53)
Weighted-average number of common shares, diluted	21,357			75,000

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Pacific Drilling S.A. and Subsidiaries
Pro Forma Condensed Consolidated Statement of Operations
(in thousands) (unaudited)

	Predecessor			Successor
				Pro Forma
	Year ended	Pro Forma		Year ended
	December 31, 2017	Adjustments		December 31, 2017
Revenues
Contract drilling	$319,716	$—		$319,716
Costs and expenses
Operating expenses	(244,089)	—		(244,089)
General and administrative expenses	(87,134)	16,318	(20)	(70,816)
Depreciation and amortization expense	(278,949)	21,090	(21)	(257,859)
	(610,172)	37,408		(572,764)
Operating loss	(290,456)	37,408		(253,048)
Other income (expense)
Interest expense	(178,983)	88,204	(22)	(90,779)
Write-off of deferred financing costs	(30,846)	30,846	(24)	—
Reorganization items	(6,474)	6,474	(23)	—
Other income (expense)	(5,544)	—		(5,544)
Loss before income taxes	(512,303)	162,932		(349,371)
Income tax expense	(12,863)	(833)	(25)	(13,696)
Net loss	$(525,166)	$162,099		$(363,067)
Loss per common share, basic	$(24.64)			$(4.84)
Weighted-average number of common shares, basic	21,315			75,000
Loss per common share, diluted	$(24.64)			$(4.84)
Weighted-average number of common shares, diluted	21,315			75,000

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The adjustments included in the unaudited pro forma condensed consolidated balance sheet above reflect the effects of the transactions contemplated by the Plan (reflected in the column "Reorganization Adjustments") as well as fair value and other required adjustments resulting from the adoption of fresh start accounting (reflected in the column "Fresh Start Accounting Adjustments").

Reorganization Adjustments

1)	Pro forma changes in cash and cash equivalents include the following (in thousands):

Transfer of restricted cash - proceeds from the issuance of the First Lien Notes	$766,352
Transfer of restricted cash - proceeds from the issuance of the Second Lien PIK Notes	257,839
Proceeds from the equity rights offering	500,000
Payment of Revolving Credit Facility	(475,000)
Payment of Senior Secured Credit Facility	(661,478)
Payment of DIP Financing (including $83 of accrued interest)	(50,083)
Payment of deferred financing costs on the First Lien Notes	(7,333)
Payment of deferred financing costs on the Second Lien PIK Notes	(4,610)
Payment of accrued interest on RCF and SSCF debt	(31,579)
Payment of professional fees	(53,331)
Payment of equity issuance costs	(7,162)
Payment of general unsecured claims	(1,287)
Net pro forma change in cash and cash equivalents	$232,328

2)	Reflects the elimination of prepaid directors and officers insurance policies related to the Predecessor.

3)	Reflects the elimination of deferred tax asset related to the implementation of the Plan.

4)	The decrease in accrued expenses reflects (in thousands):

Payment of deferred financing costs on the First Lien Notes	$(7,333)
Payment of deferred financing costs on the Second Lien PIK Notes	(4,610)
Payment of professional fees	(22,551)
Net pro forma change in accrued expenses	$(34,494)

5)	Reflects the payment of accrued interest (in thousands):

Payment of accrued interest on RCF and SSCF debt	(31,579)
Payment of accrued interest on DIP loan	(83)
Total	$(31,662)

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

6)	Liabilities subject to compromise to be settled in accordance with the Plan and the resulting gain were determined as follows (in thousands):

Liabilities subject to compromise	$3,084,836
Less liabilities subject to compromise related to entities remaining in bankruptcy	(410)
Payment of Revolving Credit Facility	(475,000)
Payment of Senior Secured Credit Facility	(661,478)
Payment of general unsecured claims	(1,287)
Issuance of successor common shares to the holders of the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B and the 2020 Senior Secured Notes	(1,228,180)
Gain on settlement of liabilities subject to compromise	$718,481

7)	The increase in common shares and additional paid-in capital reflects (in thousands):

Issuance of successor common shares to the holders of the 2017 Senior Secured Notes, 2018 Senior Secured Term Loan B and the 2020 Senior Secured Notes	$1,228,180
Equity rights offering	500,000
Payment of equity issuance costs	(7,162)
Cancellation of predecessor restricted stock units and awards	909
Total	$1,721,927

8)	The decrease in accumulated deficit resulted from the following (in thousands):

Gain on settlement of liabilities subject to compromise	$718,481
Payment of professional fees	(30,780)
Reflects the write-off of prepaid insurance policies related to predecessor directors and officers of the Company	(956)
Reflects the elimination of deferred tax provisions related to the implementation of the Plan	(1,457)
Cancellation of predecessor restricted stock units and awards	(909)
Total	$684,379

Fresh Start Accounting Adjustments

9)	Reflects the preliminary fair value adjustment of $45 million to the Company's materials and supplies due to the adoption of fresh start accounting.

10)	Reflects the elimination of capitalized deferred costs and adjustments to deferred tax balances due to the adoption of fresh start accounting.

11)	Reflects the preliminary fair value adjustment to the Company's prepaid fuel due to the adoption of fresh start accounting.

12)	Reflects the preliminary fair value adjustment of $2,458 million to the Company's property and equipment, net due to the adoption of fresh start accounting.

13)

On October 29, 2015, the Company exercised its right to rescind a contract with SHI for the construction of a drillship, the Pacific Zonda. The carrying value of the newbuild at the date of rescission was $315.7 million, consisting of (i) advance payments in the aggregate of $181.1 million paid by the Company to SHI, (ii) purchased equipment, (iii) internally capitalized construction costs and (iv) capitalized interest. Formal arbitration proceedings before the Tribunal of three arbitrators commenced on November 25, 2015 and evidentiary hearings were held from

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

February 5 through March 2, 2018. Written closing submissions were filed with the Tribunal in late April, with short replies to such submissions filed in mid-May 2018. Oral closing submissions were heard by the Tribunal in early August 2018.

The Company's balance sheet includes $75.0 million in purchased equipment for the Pacific Zonda owned by the Company and recorded in property and equipment, net. Also related to the Pacific Zonda, the Company's balance sheet includes a long-term receivable of $202.6 million, representing the Company’s estimated recovery from the arbitration with SHI related to the Pacific Zonda.

For the purpose of the unaudited pro forma condensed consolidated financial statements, the Company has consolidated the Zonda Debtors and has not made any adjustments to the above carrying values due to the ongoing arbitration proceedings.

14)	Reflects the preliminary fair value adjustment of a favorable client contract due to the adoption of fresh start accounting.

15)	Reflects the elimination of deferred rent liability due to the adoption of fresh start accounting.

16)	Reflects the elimination of deferred revenue due to the adoption of fresh start accounting.

17)

Reflects the elimination of unamortized deferred financing costs and preliminary fair value adjustment to the Company's debt due to the adoption of fresh start accounting. The Company estimated fair values of the debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

18)	Represents the adjustments to deferred tax balances and leasehold credit as a result of adopting fresh start accounting.

19)	Reflects the cumulative impact of fresh start accounting adjustments discussed above and the elimination of predecessor accumulated other comprehensive loss and accumulated deficit.

Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The adjustments included in the unaudited pro forma condensed consolidated statements of operations above reflect the effects of the transactions contemplated by the Plan as well as fair value and other required adjustments resulting from the adoption of fresh start accounting (reflected in the column "Pro Forma Adjustments").

Pro Forma Adjustments

20)

Reflects the elimination of legal and professional fees related to debt restructuring and bankruptcy advisors that were incurred prior to the Petition Date and the reduction of rent expense for the renegotiated lease agreements to reduce leased office space during the Chapter 11 reorganization (in thousands):

	September 30, 2018	December 31, 2017
Professional fees incurred prior to the Petition Date	$—	$15,932
Reversal of prior rent expense, net of leasehold credit amortization	1,199	1,816
Pro forma rent expense	(1,072)	(1,430)
Pro forma adjustment to decrease general and administrative expenses	$127	$16,318

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

21)

Reflects the pro forma decrease in depreciation expense based on new preliminary asset values and preliminary useful lives offset by an increase in amortization of a favorable client contract as a result of adopting fresh start accounting.  The amortization of the favorable contract was calculated assuming $10.9 million amortization expense per month (in thousands):

	September 30, 2018	December 31, 2017
Reversal of Predecessor depreciation expense	$210,115	$278,949
Pro forma depreciation expense	(95,212)	(126,950)
Pro forma amortization expense	(98,182)	(130,909)
Pro forma adjustment to decrease depreciation and amortization expense	$16,721	$21,090

22)

The Plan provides for the repayment and cancellation of predecessor company debt and the issuance of the First Lien Notes and Second Lien PIK Notes, at their respective coupon rates of 8.375% and 12.0%, which assumes the interest on the Second Lien PIK Notes will be paid in-kind. Also, premium resulting from fresh start accounting will be amortized over the respective term of each debt issuance using the effective interest rate method. The Company calculated the pro forma adjustment to interest expense as follows (in thousands):

	September 30, 2018	December 31, 2017
Reversal of predecessor interest expense	$77,586	$178,983
Predecessor interest expense required for operations of successor	(31)	(382)
Pro forma interest paid on the First Lien Notes and Second Lien PIK Notes	(75,379)	(96,688)
Amortization of debt premium from fresh start accounting	5,462	6,291
Pro forma adjustment to decrease interest expense	$7,638	$88,204

23)	Reflects the elimination of nonrecurring reorganization items that were directly attributable to the Chapter 11 reorganization, which consist of the following (in thousands):

	September 30, 2018	December 31, 2017
Professional fees	$56,389	$6,447
Revision of estimate claims	—	27
Interest Income	(281)	—
Pro forma adjustment to eliminate reorganization items	$56,108	$6,474

24)	Reflects the reversal of losses related to the write-off of deferred financing costs.

25)

Reflects the pro forma adjustment to the tax expense as a result of adopting fresh start accounting. The income tax impact was calculated by applying the weighted average tax rate to the pre-tax pro forma adjustments. The weighted average tax rate was calculated by applying the appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate and which are reasonably expected to occur.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor providing offshore drilling services to the oil and gas industry through the use of high-specification floating rigs. Our primary business is to contract our fleet of rigs to drill wells for our clients. We believe we own and operate the only deepwater fleet comprised solely of 6th and 7th generation high-specification drillships, and that our current fleet of seven drillships offers premium technical capabilities to our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include floating rigs delivered in or after 2005 and capable of drilling in water depths of 10,000 feet or more.

Our Fleet

The following table sets forth certain information regarding our fleet as of November 30, 2018:

		Water Depth	Drilling Depth	Hook Load	# of Blowout	Dual Load
Rig Name	Delivered	(in feet)	(in feet)	(tons)	Preventers	Path(a)
Pacific Bora(b)	2010	10,000	37,500	1,000	2	No
Pacific Scirocco	2011	12,000	40,000	1,000	1	Yes
Pacific Mistral	2011	12,000	37,500	1,000	1	No
Pacific Santa Ana	2011	12,000	40,000	1,000	1	Yes
Pacific Khamsin	2013	12,000	40,000	1,250	2	Yes
Pacific Sharav	2014	12,000	40,000	1,250	2	Yes
Pacific Meltem	2014	12,000	40,000	1,250	2	Yes

(a)

All of our drillships have a dual derrick drilling system, but only five are dual load path capable. The dual load path capable drillships can lower pipe and equipment to the seafloor from both drilling stations under the derrick, reducing well construction time by allowing operations to be conducted concurrently, rather than consecutively in series as the process has, due to equipment limitations, traditionally required. The remaining two drillships contain a dual derrick drilling system, but only use the secondary derrick to prepare pipe and equipment for the primary drilling process.

(b)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Fleet Status

The status of our fleet as of November 30, 2018 and certain historical fleet information follows:

•

The Pacific Sharav entered service in the U.S. Gulf of Mexico in August 2014 and is operating under a five-year contract with a subsidiary of Chevron Corporation (“Chevron”) through August 27, 2019 at a dayrate of $551,000.

•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a contract with a subsidiary of Chevron, which was completed in September 2016. From February 9, 2017 to May 16, 2017, the Pacific Bora operated under a contract with Folawiyo AJE Services Limited in Nigeria. From August 1, 2017 to October 3, 2017, and from November 30, 2017 to February 5, 2018, the Pacific Bora operated under a contract with Erin Energy Corporation in Nigeria. In October 2018, the Pacific Bora entered into a contract with Nigerian AGIP Exploration Limited, a subsidiary of Eni S.p.A., to operate in Nigeria for one firm well with two option wells (each well estimated at approximately 60 days of work), at a dayrate of $150,000, and commenced operations on November 30, 2018.

•

The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and completed its contract with a subsidiary of Chevron on January 31, 2017. From December 20, 2017 to May 7, 2018, the Pacific Santa Ana operated in Mauritania under a contract with PC Mauritania 1 Pty Ltd (“Petronas”) to perform integrated services under Phase I of a two-phased plug and abandonment project. The Pacific Santa Ana is currently idle in Las Palmas while actively seeking a contract for short-term work. Petronas exercised its option to contract the Pacific Santa Ana for Phase II of the plug and abandonment project in Mauritania at a dayrate of $296,000 expected to commence in mid-2019 with an estimated 360 days of work.

•

The Pacific Khamsin entered service in Nigeria in December 2013 and completed a two-year contract with a subsidiary of Chevron in Nigeria in December 2015. The Pacific Khamsin is currently idle in Las Palmas while actively seeking a contract. The previously announced letter of award for drilling services in the U.S. Gulf of Mexico has expired by its terms.

•

The Pacific Meltem was delivered in November 2014 and is currently idle in Las Palmas while actively seeking a contract. The previously announced letter of award from the same party as the Pacific Khamsin for drilling services in the U.S. Gulf of Mexico has expired by its terms.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). In December 2016, the Pacific Scirocco completed all contractual obligations for Total. From May 21, 2017 to September 15, 2017, the Pacific Scirocco operated under a contract with Hyperdynamics Corporation in the Republic of Guinea. The rig is currently idle in Las Palmas while actively seeking a contract.

•

The Pacific Mistral entered service in Brazil in February 2012 and completed a three-year contract with Petroleo Brasiliero S.A. (“Petrobras”) in Brazil in February 2015. The Pacific Mistral is currently idle in Las Palmas while actively seeking a contract.

From time to time, we are awarded letters of intent or receive letters of award for our drillships. Certain of those letters remain subject to negotiation and execution of definitive contracts and other customary conditions. No assurance can be given as to the terms of any such arrangement, such as the applicable duration or dayrate, until a definitive contract is entered into by the parties, if we are able to finalize a contract at all.

General Industry Trends and Outlook

Operating results in the offshore contract drilling industry have historically been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. The most significant underlying driver for the industry is the price of oil, which has improved from lows reached during the downturn in 2014 and have generally traded at or above $60 per barrel (Brent crude) over the past 11 months. We believe that sustained oil price recovery should be a key driver for increased exploration and development drilling activity in the future.

Near-term Supply Outlook

Across the industry, there have been only three orders placed since April 2014 to build additional semi-submersible rigs or drillships. Additionally, within the last year there have been several delays in delivery dates and canceled orders for new drillships. We believe these newbuild rigs will not be delivered in the near future and should not significantly impact the rig supply for the next several years. In addition, 50 to 60  deepwater floating rigs have been removed from the actively marketed fleet through cold-stacking or scrapping. We believe this trend will continue as a number of less competitive rigs complete their current contracts and find it difficult to compete in the marketplace against the newer, more efficient 6th and 7th generation rigs. We estimate that the total current supply of high-specification floating rigs (semi-submersible rigs and drillships) available through the end of 2018 ranges between 100 and 110 rigs. However, the actual marketed fleet offered by drilling contractors in the tendering process is significantly less than the total available supply.

Near-term Demand Outlook

Demand for drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which have decreased or been delayed significantly over the past several years. We believe the impact of these investment decisions will be realized over the next few years as the market may experience a supply shortage when compared to the potentially increasing global demand for oil. In order to balance this shortage, we believe significant development of offshore deepwater resources will be required, resulting in increased demand for high-specification drillships such as ours. The projects that high-specification drillships undertake are generally located in deeper water, in more remote locations, and are more capital intensive and longer-lasting than those of older or less capable drilling rigs. The drilling programs of oil and gas companies are also affected by access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for well equipment, advances in drilling technology and emphasis on deepwater and high-specification exploration and production versus other areas.

As of November 30, 2018, approximately 15 rig-years have been contracted through 31 new fixtures for high specification floating rigs in 2018. We expect contracting activity to continue to improve in 2019 and 2020 as more operators begin to approve delayed development projects and new exploration of acquired leases.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets have declined significantly for many oil and gas exploration and production companies. The continued imbalance of supply and demand has resulted in significantly lower dayrates. While recent scrapping and cold-stacking of older rigs have lowered the total rig supply, supply of drilling rigs continues to exceed demand. Despite the recent downward volatility in oil prices, we believe the long-term oil price outlook for the offshore industry has improved since the start of the downturn in 2014. If the reduction in rig supply continues and there is a sustained oil price recovery, we believe the industry may be able to rebalance demand for the global fleet in 2019 and 2020, which would result in increased dayrates over the next few years.

For more information on this and other risks to our business and our industry, please read Item 3.D., “Risk Factors” in our 2017 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 27, 2018 our contract backlog was approximately $282.6 million and was attributable to revenues we expect to generate on the Pacific Sharav, the Pacific Santa Ana and the Pacific Bora under the drilling contracts with Chevron, Petronas and Eni S.p.A. respectively. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported. Currently, each of the drilling contracts for the Pacific Sharav, the Pacific Santa Ana and the Pacific Bora provides for an early termination payment of a substantial portion of the contractual dayrate (see table below) through the end of each of the contract terms, respectively.

The following table sets forth certain information regarding our fleet as of November 27, 2018:

							Expected
	Contracted		Contract	Contractual		Contract	Contract
Rig	Location	Client	Backlog(a)	Dayrate(a)(b)		Commencement	Duration
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$165,677	$551		August 27, 2014	5 years
Pacific Santa Ana	Mauritania	Petronas	$107,940	$296	(c)	Mid-2019	Approximately 360 days
Pacific Bora	Nigeria	Eni S.p.A.	$9,000	$150		November 30, 2018	(d)

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.
(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
(c)	Dayrate is inclusive of an integrated services package.
(d)

In October 2018, the Pacific Bora entered into a contract with Nigerian AGIP Exploration Limited, a subsidiary of Eni S.p.A., to operate in Nigeria for one firm well with two option wells (each well estimated at approximately 60 days of work).

Results of Operations

Three Months Ended September  30, 2018 Compared to Three Months Ended September 30, 2017

The following table provides a comparison of our condensed consolidated results of operations for the three months ended September 30, 2018 and 2017:

	Three Months Ended September 30,
	2018	2017	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$56,673	$82,110	$(25,437)	31%
Costs and expenses
Operating expenses	(44,234)	(58,925)	14,691	25%
General and administrative expenses	(10,947)	(22,076)	11,129	50%
Depreciation expense	(70,125)	(69,561)	(564)	1%
	(125,306)	(150,562)	25,256	17%
Operating loss	(68,633)	(68,452)	(181)	0%
Other income (expense)
Interest expense	(45,446)	(51,146)	5,700	11%
Write-off of deferred financing costs	—	(30,846)	30,846	100%
Reorganization items	(30,599)	—	(30,599)	100%
Other income (expense)	96	(5,307)	5,403	102%
Loss before income taxes	(144,582)	(155,751)	11,169	7%
Income tax expense	(201)	(1,770)	1,569	89%
Net loss	$(144,783)	$(157,521)	$12,738	8%

Revenues. The decrease in revenues for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017, resulted primarily from the Pacific Bora completing its contract with Erin Energy in February 2018 and the Pacific Scirocco completing its contract with Hyperdynamics Corporation in September 2017.

During the three months ended September 30, 2018,  we achieved an average rig related revenue efficiency of 99.8% compared to 99.9% for the three months ended September 30, 2017. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Contract drilling revenue for the three months ended September 30, 2018 and 2017 also included amortization of deferred revenue of $5.3 million and $5.5 million and reimbursable revenues of $0.8 million and $1.6 million, respectively. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract.

Operating expenses. The following table summarizes operating expenses:

	Three Months Ended September 30,
	2018	2017
	(in thousands)

Direct rig related operating expenses	$38,025	$48,443
Reimbursable costs	582	947
Shore-based and other support costs	2,649	6,788
Amortization of deferred costs	2,978	2,747
Total	$44,234	$58,925

The decrease in direct rig related operating expenses for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017,  resulted primarily from the Pacific Scirocco being idle in the current period. In the prior period the Pacific Scirocco incurred higher costs while on standby and then operating for a client.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

The decrease in shore-based and other support costs per day for the three months ended September 30, 2018, as compared to the same period in 2017, was primarily due to lower headcount.

General and administrative expenses. The decrease in general and administrative expenses for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017, was primarily due to the classification of legal and advisory expenses related to our debt restructuring efforts as reorganization items subsequent to the Petition Date, lower accruals for employee incentive programs and lower legal costs associated with the arbitration proceeding related to the Pacific Zonda.

Depreciation expense. Depreciation expense for the three months ended September 30, 2018 was comparable to the same period in 2017.

Interest expense. The decrease in interest expense for the three months ended September 30, 2018, as compared to the same period of 2017, was primarily due to interest of $28.8 million on the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that we did not accrue for the current period because this interest was not treated as an allowable claim in the Chapter 11 proceedings, as well as the elimination of amortization of deferred financing costs beginning in the fourth quarter of 2017. The decrease was partially offset by accrued default interest on the Revolving Credit Facility and Senior Secured Credit Facility that was paid in accordance with our plan of reorganization confirmed by the Bankruptcy Court.

Write-off of deferred financing costs. During the three months ended September 30, 2017, we expensed $30.8 million of deferred financing costs previously recorded within our condensed consolidated balance sheets as a result of the filing of the Bankruptcy Petitions. See Note 5 to our unaudited condensed consolidated financial statements.

Reorganization items. We classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our unaudited condensed consolidated financial statements.

Other income (expense). During the three months ended September 30, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics Corporation available-for-sale securities of $6.1 million. See Note 12 to our unaudited condensed consolidated financial statements.

Income taxes.  For operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the three months ended September 30, 2018, our annual effective tax rate was based on expected operations for our drillship that has a contract with an expiration beyond the end of 2018. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the three months ended September 30, 2018 and 2017, our effective tax rate was (0.1)% and (1.1)%, respectively. Excluding discrete items, our effective tax rate for the three months ended September 30, 2018 and 2017 was 0.0% and (1.3)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. Our effective tax rate excluding discrete items for the three months ended September 30, 2018 as compared to the three months ended September 30, 2017 was relatively unchanged.

Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017

The following table provides a comparison of our condensed consolidated results of operations for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$205,306	$254,692	$(49,386)	19%
Costs and expenses
Operating expenses	(164,556)	(184,361)	19,805	11%
General and administrative expenses	(41,032)	(64,686)	23,654	37%
Depreciation expense	(210,115)	(209,055)	(1,060)	1%
	(415,703)	(458,102)	42,399	9%
Operating loss	(210,397)	(203,410)	(6,987)	3%
Other income (expense)
Interest expense	(77,586)	(151,545)	73,959	49%
Write-off of deferred financing costs	—	(30,846)	30,846	100%
Reorganization items	(56,108)	—	(56,108)	100%
Other income (expense)	466	(5,540)	6,006	108%
Loss before income taxes	(343,625)	(391,341)	47,716	12%
Income tax expense	(953)	(4,093)	3,140	77%
Net loss	$(344,578)	$(395,434)	$50,856	13%

Revenues. The decrease in revenues for the nine months ended September 30, 2018, as compared to the nine months ended September 30, 2017, resulted primarily from lower amortization of deferred revenue for the Pacific Santa

Ana and lower operating revenues from the Pacific Bora and the Pacific Scirocco, which were on standby or idle for most of the current period.

During the nine months ended September 30, 2018,  we achieved an average rig related revenue efficiency of 98.6% compared to 97.9% for the nine months ended September 30, 2017. Including unpaid downtime related to integrated services on the Pacific Santa Ana, our average revenue efficiency was 97.2% for the nine months ended September 30, 2018.

Contract drilling revenue for the nine months ended September 30, 2018 and 2017 also included amortization of deferred revenue of $17.3 million and $41.7 million and reimbursable revenues of $5.1 million and $5.1  million, respectively. The decrease in the amortization of deferred revenue was primarily due to lower amortization resulting from the Pacific Santa Ana completing its contract with Chevron in January 2017.

Operating expenses. The following table summarizes operating expenses:

	Nine Months Ended September 30,
	2018	2017
	(in thousands)

Direct rig related operating expenses, net	$117,955	$152,838
Integrated services	15,645	—
Reimbursable costs	4,203	3,500
Shore-based and other support costs	14,516	19,414
Amortization of deferred costs	12,237	8,609
Total	$164,556	$184,361

The decrease in direct rig related operating expenses for the nine months ended September 30, 2018, as compared to the nine months ended September 30, 2017, resulted primarily from the Pacific Scirocco  being idle in the current period. In the prior period the Pacific Scirocco incurred higher costs while on standby and then operating for a client.

Integrated services represent costs incurred by the Pacific Santa Ana for subcontractors to perform integrated services for Phase I of the plug and abandonment project with Petronas that was completed on May 7, 2018.

The decrease in shore-based and other support costs per day for the nine months ended September 30, 2018, as compared to the same period in 2017, was primarily due to lower headcount.

General and administrative expenses. The decrease in general and administrative expenses for the nine months ended September 30, 2018, as compared to the nine months ended September 30, 2017,  was primarily due to the classification of legal and advisory expenses related to our debt restructuring efforts as reorganization items subsequent to the Petition Date and lower accruals for employee incentive programs.

Depreciation expense. Depreciation expense for the nine months ended September 30, 2018 was comparable to the same period in 2017.

Interest expense. The decrease in interest expense for the nine months ended September 30, 2018, as compared to the same period of 2017, was primarily due to interest of $84.8 million on the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B that we did not accrue for the current period because this interest was not treated as an allowable claim in the Chapter 11 proceedings, as well as the elimination of amortization of deferred financing costs beginning in the fourth quarter of 2017. The decrease was partially offset by accrued default interest on the Revolving Credit Facility and Senior Secured Credit Facility that was paid in accordance with our plan of reorganization confirmed by the Bankruptcy Court.

Write-off of deferred financing costs. During the nine months ended September 30, 2017, we expensed $30.8 million of deferred financing costs previously recorded within our condensed consolidated balance sheets as a result of the filing of the Bankruptcy Petitions. See Note 5 to our unaudited condensed consolidated financial statements.

Reorganization items. We classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our unaudited condensed consolidated financial statements.

Other income (expense). During the nine months ended September 30, 2017, we recognized an other-than-temporary impairment in our Hyperdynamics Corporation available-for-sale securities of $6.1 million. See Note 12 to our unaudited condensed consolidated financial statements.

Income taxes. In accordance with GAAP, for operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the nine months ended September 30, 2018, our annual effective tax rate was based on expected operations for drillships that have contracts with expirations beyond the end of 2018. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the nine months ended September 30, 2018 and 2017, our effective tax rate was (0.3)% and (1.0)%, respectively. Excluding discrete items, the effective tax rate for the nine months ended September 30, 2018 and 2017 was (0.6)% and (0.9)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. Our effective tax rate excluding discrete items for the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 was relatively unchanged.

Emergence from Chapter 11 Bankruptcy Proceedings

See Notes 2 and 14 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Liquidity and Capital Resources

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential clients on a global basis, while at the same time the supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows.

Pursuant to our plan of reorganization, we raised approximately $1.5 billion in additional capital, before expenses, consisting of our First Lien Notes and Second Lien PIK Notes and $500.0 million of new equity. We used the net proceeds to repay all of our pre-petition indebtedness that was not equitized pursuant to our plan of reorganization, to repay the post-petition indebtedness incurred under our debtor-in-possession financing, and to pay certain fees and expenses. We project that we will have sufficient liquidity to meet our obligations as they become due in the ordinary course of business and continue as a going concern. Accordingly, the Company’s completion of its restructuring transactions and emergence from its Chapter 11 proceedings have resolved the significant risks and uncertainties that previously raised substantial doubt about the Company’s ability to continue as a going concern.

Primary sources of funds for our liquidity needs are expected to be our cash flow generated from operating activities and existing cash and cash equivalents. As of September 30, 2018, we had $199.5 million of cash and cash equivalents and $1.0 billion of restricted cash, consisting primarily of proceeds from the offering of our First Lien Notes and Second Lien PIK Notes which were released to us and became unrestricted as of our emergence from our Chapter 11 proceedings. As of November 27, 2018, we had $388.7 million of cash and cash equivalents and $8.5 million of restricted cash, excluding any escrow funds set aside to settle professional fees incurred upon or prior to our emergence from our Chapter 11 proceedings.

Sources and Uses of Cash

The following table provides a comparison of our net cash used in operating activities for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Cash flow from operating activities:
Net loss	$(344,578)	$(395,434)	$50,856
Depreciation expense	210,115	209,055	1,060
Amortization of deferred revenue	(17,322)	(41,684)	24,362
Amortization of deferred costs	12,237	8,609	3,628
Amortization of deferred financing costs	—	24,889	(24,889)
Amortization of debt discount	—	940	(940)
Interest paid-in-kind	456	—	456
Write-off of deferred financing costs	—	30,846	(30,846)
Deferred income taxes	(3,069)	(88)	(2,981)
Share-based compensation expense	1,611	6,038	(4,427)
Reorganization items	22,270	—	22,270
Other-than-temporary impairment of available-for-sale securities	—	6,147	(6,147)
Changes in operating assets and liabilities, net	25,488	72,785	(47,297)
Net cash used in operating activities	$(92,792)	$(77,897)	$(14,895)

The decrease in net cash from operating activities resulted primarily from cash collections in the prior period on the Pacific Scirocco subsequent to completing its contract with Total in December 2016. In addition, the decrease was due to higher legal and advisory costs related to our debt restructuring efforts and Chapter 11 proceedings and subcontractor payments in connection with the Pacific Santa Ana to perform Phase I of the integrated services project with Petronas for the nine months ended September 30, 2018.

The following table provides a comparison of our net cash used in investing activities for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(15,080)	$(32,762)	$17,682
Purchase of available-for-sale securities	—	(6,000)	6,000
Net cash used in investing activities	$(15,080)	$(38,762)	$23,682

Capital expenditures for the nine months ended September 30, 2017 primarily consisted of purchases of equipment committed to in prior years, including a final milestone payment of $16.3 million for a fleet spare blowout preventer. In addition, the change in net cash from investing activities resulted from the $6.0 million purchase of available-for-sale securities in the prior period.

The following table provides a comparison of our net cash used in financing activities for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
	2018	2017	Change
	(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(4)	$(199)	$195
Proceeds from debtor-in-possession financing	50,000	—	50,000
Proceeds from long-term debt	1,000,000	—	1,000,000
Payments on long-term debt	—	(146,473)	146,473
Payments for financing costs	(27,422)	(4,530)	(22,892)
Net cash provided by (used in) financing activities	$1,022,574	$(151,202)	$1,173,776

During the nine months ended September 30, 2018, we drew $50.0 million from debtor-in-possession financing, and issued $750.0 million of First Lien Notes and $273.6 million of Second Lien PIK Notes. In connection with the debt issuance, we paid $27.4 million in deferred financing costs. During the nine months ended September 30, 2017, (i) we made a $76.0 million prepayment of the Senior Secured Credit Facility in accordance with our obligation to maintain the loan to rig value covenant in the facility at the required level as at December 31, 2016, (ii) we applied cash collateral of $31.7 million to the principal installments due in May 2017 under the Senior Secured Credit Facility and (iii) we permanently repaid $25.0 million under the Revolving Credit Facility.

Description of Indebtedness

For additional information, see Note 5 to our unaudited condensed consolidated financial statements included in this Form 6-K and Note 6 to our consolidated financial statements included in our 2017 Annual Report.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 9 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of September 30, 2018 on a pro forma basis giving effect to the Company’s emergence from bankruptcy:

	Remaining
	three months	For the years ending December 31,
	2018	2019-2020	2021-2022	Thereafter	Total
	(in thousands)
Contractual Obligations
Long-term debt(a)	$—	$—	$—	$1,023,614	$1,023,614
Interest on long-term debt(b)	15,703	125,625	125,625	293,306	560,259
Operating leases	407	3,174	3,065	2,731	9,377
Purchase obligations(c)	11,087	—	—	—	11,087
Total contractual obligations(d)	$27,197	$128,799	$128,690	$1,319,651	$1,604,337

(a)

Amounts are based on the outstanding balances at September 30, 2018 of $1.0 billion aggregate principal amount of the First Lien Notes and the Second Lien PIK Notes. Amounts exclude $50.0 million debtor-in-possession financing paid upon emergence from bankruptcy.

(b)

Interest payments are based on our outstanding borrowings under the First Lien Notes and the Second Lien PIK Notes at their respective interest rates of 8.375% and 12.0%, which assumes the interest on the Second Lien PIK Notes will be paid in-kind. Accrued paid in-kind interest is assumed to be settled in cash at the date of maturity of the Second Lien PIK Notes. Interest payments exclude $12.8 million in interest incurred on debtor-in-possession financing, the Revolving Credit Facility and the Senior Secured Credit Facility that was fully settled upon emergence from bankruptcy. Interest payments calculated also exclude outstanding borrowings from the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, as the interest payments ceased to accrue subsequent to the Petition Date and were not an allowed claim under the final Plan confirmed by the Bankruptcy Court. For variable rate LIBOR-based debt, interest has been calculated using LIBOR as of September 30, 2018.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $41.3 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheets as of September 30, 2018. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivable, liabilities subject to compromise, reorganization items, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2017 Annual Report. During the nine months ended September 30, 2018, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 3 to our unaudited condensed consolidated financial statements included in this Form 6-K and in Note 3 to our consolidated financial statements included in our 2017 Annual Report.

FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; and the other risk factors described in our 2017 Annual Report and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We may enter into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk.  On a pro forma basis giving effect to the Plan, we  have no variable rate debt. Therefore, we do not have any material exposure to floating interest rate fluctuations on our outstanding debt  as of September 30, 2018.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2017 Annual Report. There have been no material changes to these previously reported matters during the nine months ended September 30, 2018.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Notes 2 and 11 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3.D., “Risk Factors” in our 2017 Annual Report, which could materially affect our business, financial condition or future results. There have been no significant changes in our risk factors as described in our 2017 Annual Report, except that the risks and uncertainties relating to whether we would be able to emerge from our Chapter 11 proceedings were eliminated upon our emergence from our Chapter 11 proceedings on November 19, 2018.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

In connection with emergence from its Chapter 11 proceedings and in accordance with the Plan, on November 19, 2018, the Company issued an aggregate of approximately 75.0 million common shares (i) in exchange for the claims of the holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (the “Undersecured Claims”); (ii) in connection with a $460.0 million equity rights offering to the holders of Undersecured Claims and a $40.0 million private placement to QP; and (iii) in payment of a backstop fee to the Ad Hoc Group for backstopping the equity rights offering. These transactions are described in Note 2 to our unaudited condensed consolidated financial statements included in this Form 6-K.  The transactions were not registered under the Securities Act, pursuant to Section 1145 of the Bankruptcy Code to the extent the shares were issued in exchange for a claim against the Debtors, or principally in such exchange and partly for cash, to an entity that was not an underwriter as defined in Section 1145 of the Bankruptcy Code, and otherwise pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving a public offering or Regulation S for offers and sales outside the U.S.

Item 3 — Defaults Upon Senior Securities

See Notes 2 and 5 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

In addition to the transactions and events described in Note 2 and Note 14 to our unaudited condensed consolidated financial statements included in this Form 6-K, in connection with the Company’s emergence from its Chapter 11 proceedings the following transactions and events occurred:

Amendments to the Articles of Association. At an Extraordinary General Meeting of Shareholders on November 19, 2018, the Company’s shareholders approved amendments to the Company’s Articles of Association (as amended, the “Articles”). Pursuant to the Articles, from and after November 19, 2018 (the “Effective Time”) until the occurrence of the Nomination Termination Time (as defined in the Governance Agreement described below), our board of directors will be divided into two classes, designated Class A (composed of four (4) directors) and Class B (composed of three (3) directors), with all Class A directors and Class B directors elected to terms of one (1) year in length; provided, that the initial term of office of the Class A directors following the Effective Time will expire at the general meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Effective Time will expire at the general meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved. All directors, whether assigned to Class A or Class B, will be elected by the shareholders at the general meeting in accordance with law and will have one vote each at all meetings of the board of directors.  From and after the Nomination Termination Time (as defined in the Governance Agreement), the board of directors will cease to be classified and each director then in office previously designated as a Class A director or Class B director will remain in office as a director until his or her term expires or until his or her earlier death, resignation or removal by the shareholders.

Pursuant to the Articles, prior to the Nomination Termination Time, any two Class B directors acting in their capacities as such (a “Class B Majority”) have broad authority to act on the Company’s behalf in connection with any Acquisition Proposal or Acquisition, as such terms are defined in the Articles, including but not limited to the authority to solicit prospective Acquisition Proposals, to retain, at the Company’s expense, such consultants, legal counsel and other advisors as a Class B Majority may from time to time deem appropriate to assist the Class B directors in the performance of their duties with respect to Acquisition Proposals, and subject to the Shareholder Approval Condition and Termination Fee Limitation Condition described below, to execute and deliver on behalf of the Company definitive documentation providing for the consummation of an Acquisition (an “Acquisition Contract”).

In order for the Class B Majority to have the power to cause the Company to enter into any Acquisition Contract or otherwise consummate an Acquisition, the Acquisition Contract must provide by its terms that consummation of the Acquisition that is the subject thereof is conditioned upon either (I) the shareholder vote, under the conditions of quorum and vote, required by law or other provision of the Articles for such Acquisition or (II) shareholder approval by the vote of a majority of the outstanding share capital, whichever voting standard in the foregoing clauses (I) or (II) is higher (such condition, as applicable, a “Shareholder Approval Condition”). In addition the Acquisition Contract must not impose any obligations or penalties on the Company if the Shareholder Approval Condition is not obtained by the conclusion of the general meeting or extraordinary general meeting, as applicable, convened to vote on such Acquisition Contract or Acquisition other than reimbursement of the reasonable expenses incurred by the counterparty thereto (such condition, the “Termination Fee Limitation Condition”).

New Board of Directors. Pursuant to the Plan, as of the Plan Effective Date, all of the Company’s directors resigned from the Board and immediately thereafter W. Matt Ralls, David Weinstein and Bernie G. Wolford Jr. joined the Board as a Class A directors and Daniel Han, Donald Platner, and Kiran Ramineni joined the Board as Class B directors. Certain biographical information regarding the new directors can be found in our Report on Form 6-K filed November 20, 2018.

Governance Agreement. On the Plan Effective Date, the Company entered into a Governance Agreement with certain holders of its shares, defined therein as the Avenue Parties, the SVP Parties, and the Other Lenders (which consists of the Abrams Parties, the Fidelity Parties, the Highbridge Parties and the Whitebox Parties). The Governance Agreement provides for, among other things, director nomination and board observer rights, an agreement to increase the Company’s share capital at the request of the Company, the Avenue Parties or the SVP Parties and a broad corporate opportunity waiver by the Company in favor of the shareholders party to the agreement and certain related persons as described in the agreement.

Pursuant to the Governance Agreement, until the Nomination Termination Time, defined below, the Avenue Parties have the right to nominate one Class B director, the SVP Parties have the right to nominate one Class B director and the Other Lenders have the right to nominate one Class B director. The “Nomination Termination Time” means the first such time that it becomes known to the Company that any of (i) the Avenue Parties (collectively and in the aggregate with each other), (ii) the SVP Parties (collectively and in the aggregate with each other) or (iii) the Other Lenders (collectively and in the aggregate with each other), hold, beneficially or of record, and have the power to vote or direct the voting of, 10% or less of the then issued and outstanding shares of the Company. For a more detailed description of the Governance Agreement, see our Report on Form 6-K filed November 20, 2018.

Registration Rights Agreement. On the Plan Effective Date, the Company entered into a Registration Rights Agreement with certain holders of its shares including QP, which grants such holders certain registration rights with respect to the Registrable Securities as defined therein. For a more detailed description of the Registration Rights Agreement, see our Report on Form 6-K filed November 20, 2018.

Director Indemnity Agreements. On the Plan Effective Date, the Company entered into indemnity agreements with each of the new directors. For a more detailed description of the Indemnity Agreements, see our Report on Form 6-K filed November 20, 2018.

2018 Omnibus Stock Incentive Plan and Awards.  On November 28, 2018, the Board approved the Company’s 2018 Omnibus Stock Incentive Plan (the “Stock Incentive Plan”), pursuant to which the Company may issue up to 7.5 million common shares to participants in the Stock Incentive Plan pursuant to various types of stock-based incentive awards, including stock options, restricted shares, restricted share units and other equity-based awards. On November 28, 2018, the Company registered the common shares issuable under the Stock Incentive Plan with the SEC on a Form S-8, and effective November 28, 2018, the Board of Directors approved the issuance of an aggregate of 32,482 common shares to approximately 254 participants as a stock bonus under the Stock Incentive Plan.

KEIP Payment. As a result of emergence from its Chapter 11 proceedings, the Company paid an aggregate of $1.2 million to participants in the Key Employee Incentive Plan.

Cash Collateral Agreement Relating to Pacific Bora Contract.  In connection with the Pacific Bora’s contract entered into in October 2018 with a subsidiary of Eni S.p.A. to operate in Nigeria, the Company entered into a cash collateral agreement pursuant to which it posted cash collateral in the amount of approximately $28.0 million to secure a letter of credit in order to obtain a temporary importation bond in favor of the Nigerian Customs Service.

Application for NYSE Listing. We have applied for our common shares to be re-listed on the NYSE and anticipate that our shares will begin trading on the NYSE under the symbol “PACD” upon approval.

Item 6 — Exhibits

Exhibit Number	Description
1.1	Coordinated Articles of Association of Pacific Drilling S.A., dated November 19, 2018 (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K filed November 20, 2018, File No. 001-35345).
2.1

Governance Agreement by and among Pacific Drilling S.A. and the other parties listed therein, dated November 19, 2018 (incorporated by reference to Exhibit 2.1 to the Report on Form 6-K filed November 20, 2018, File No. 001-35345).

2.2

Registration Rights Agreement by and among Pacific Drilling S.A. and the shareholders named therein, dated November 19, 2018 (incorporated by reference to Exhibit 2.2 to the Report on Form 6-K filed November 20, 2018, File No. 001-35345).

2.3

Indenture, dated September 26, 2018, between Pacific Drilling First Lien Escrow Issuer Limited and Wilmington Trust, National Association as Trustee and Collateral Agent relating to the Company’s 8.375% First Lien Notes due 2023 (incorporated by reference to Exhibit 99.1 the Report on Form 6-K, September 28, 2018, File No. 001-35345).

2.4	Form of 8.375% First Lien Note due 2023 (incorporated by reference to Exhibit 1 to the Report on Form 6-K, filed September 28, 2018, File No. 001-35345).
2.5

First Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A. and Wilmington Trust, National Association as Trustee and Collateral Agent relating to the Company’s 8.375% First Lien Notes due 2023 (incorporated by reference to Exhibit 2.3 to the Report on Form 6-K, filed November 20, 2018, File No. 001-35345).

2.6

Second Supplemental Indenture, dated November 19, 2018 between Pacific Drilling S.A., the Guarantors named therein and Wilmington Trust, National Association as Trustee relating to the Company’s 8.375% First Lien Notes due 2023 (incorporated by reference to Exhibit 2.4 to the Report on Form 6-K, filed November 20, 2018, File No. 001-35345).

2.7

Indenture, dated September 26, 2018, between Pacific Drilling Second Lien Escrow Issuer Limited and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024 (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K, filed September 28, 2018, File No. 001-35345).

2.8	Form of 11.000% / 12.000% Second Lien PIK Note due 2024 (incorporated by reference to Exhibit 1 to Appendix of Exhibit 99.3 of the Report on Form 6-K, filed September 28, 2018, File No. 001-35345).
2.9

First Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A. and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024 (incorporated by reference to Exhibit 2.5 to the Report on Form 6-K, filed November 20, 2018, File No. 001-35345).

2.10

Second Supplemental Indenture, dated November 19, 2018, between Pacific Drilling S.A., the Guarantors named therein and Wilmington Trust, National Association as Trustee relating to the Company’s 11.000% / 12.000% Second Lien PIK Notes due 2024 (incorporated by reference to Exhibit 2.6 to the Report on Form 6-K, filed November 20, 2018, File No. 001-35345).

2.11

Intercreditor Agreement, dated as of November 19, 2018, between Wilmington Trust, National Association, in its capacity as First Lien Collateral Agent, and Wilmington Trust, National Association, in its capacity as Junior Lien Collateral Agent, and acknowledged and agreed to by the Company and the Grantors named therein (incorporated by reference to Exhibit 2.7 to the Report on Form 6-K, filed November 20, 2018, File No. 001-35345).

4.1	Pacific Drilling S.A. 2018 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8, filed November 28, 2018, File No. 333-228582).
4.2	Commitment Agreement (Equity), dated September 27, 2018 (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed October 1, 2018, File No. 001-35345).

4.3	Amended and Restated Commitment Agreement (Second Lien), dated September 6, 2018 (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed September 6, 2018, File No. 001-35345).
99.1

Modified Fourth Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code, filed October 31, 2018 (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed November 5, 2018, File No. 001-35345).

99.2	Modified Third Amended Disclosure Statement, filed September 27, 2018 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed October 1, 2018, File No. 001-35345).
99.3

Order Confirming the Debtors’ Modified Fourth Amended Joint Plan of Reorganization, as entered by the Bankruptcy Court on November 2, 2018 (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed November 5, 2018, File No. 001-35345).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: December 4, 2018	By	/s/ Richard E. Tatum
Richard E. Tatum
Senior Vice President & Chief Accounting Officer